FILED PURSUANT TO RULE 433
File      File No. 333-133548

PUBLIC SERVICE COMPANY OF OKLAHOMA

$150,000,000	6.15% Senior Notes, Series F, due 2016

PRICING TERM SHEET

Underwriting Agreement dated August 7, 2006

Designation:	6.15% Senior Notes, Series F, due 2016
Principal Amount:	$150,000,000
Maturity:	August 1, 2016
Coupon:	6.15%
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	February 1, 2007
Treasury Benchmark:	5.125% due May 15, 2016
Treasury Price:	$101-18 +
Treasury Yield:	4.919%
Reoffer Spread:	1.250%
Yield to Maturity:	6.169%
Price to Public:	99.862% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 20 basis points
Minimum Denomination:	$1,000
Joint Book-Running Managers:	Barclays Capital Inc. Greenwich Capital Markets, Inc.
Settlement Date:	August 10, 2006 (T+3)
CUSIP:	744533BH2
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 888-227-2275, ext. 2663 or Greenwich Capital Markets, Inc. toll free at 866-884-2071.